June 11, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Washington, DC 20549

Attention: Lyn Shenk, Branch Chief

Re:	Speedway Motorsports, Inc. Form 10-K for Fiscal Year Ended December 31, 2013 Filed March 7, 2014 File No. 001-13582

Mr. Shenk:

Speedway Motorsports, Inc. (“SMI”, the “Company” or “we”) hereby submits this response to the comments regarding our Annual Report on Form 10-K for the year ended December 31, 2013 and filed with the Commission on March 7, 2014 (the “Form 10-K”) delivered by your letter dated June 5, 2014 (the “Comment Letter”).

We offer the following responses to the Comment Letter. The numbered paragraphs and headings below correspond to the numbered paragraphs and headings contained in the Comment Letter. The page numbers referenced below refer to the page numbers of the Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 38

1.

Please revise your liquidity section, including your cash flow analysis, to cover the three-year period in your financial statements. You should consider using year-to-year comparisons or any other formats that in your judgment enhance a reader's understanding. Please confirm your understanding of this matter and that you will revise your liquidity discussion, accordingly. Refer to Instruction 1 to Item 303(A) of Regulation S-K.

Securities and Exchange Commission

June 11, 2014

Company Response: We confirm our understanding of your request, and we will revise the liquidity section, including the cash flow analysis, in future filings to cover the three-year period in our financial statements.

Notes to Consolidated Financial Statements, page 52

Note 10. Legal Proceedings and Contingencies, page 68

2.

We note your disclosure regarding the BNP matter provides an extensive history of the case. Please consider whether it would be useful to investors to place more emphasis on the current status of the case and to de-emphasize the extensive historical narrative by condensing it.

Company Response:  We agree with the comment and will condense the disclosure regarding the BNP matter in future filings to place more emphasis on the current status of the case and to de-emphasize the extensive historical narrative.

SMI hereby acknowledges that:

●	SMI is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	SMI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call R. Douglas Harmon at Parker Poe Adams & Bernstein LLP (704-335-9020) or me (704-532-3303) if you have any questions or comments regarding the foregoing.

Sincerely yours,

SPEEDWAY MOTORSPORTS, INC.

/s/ William R. Brooks

William R. Brooks
Vice Chairman, Chief Financial Officer and Treasurer

cc:        Stephen Kim, Securities and Exchange Commission

 R. Douglas Harmon, Parker Poe Adams & Bernstein LLP